Exhibit 99.5

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Inc. Announces Adoption of Advance Notice By-Law

Toronto: April 17, 2014: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today announced that its board of directors (the “Board”) has adopted a by-law which introduces an advance notice requirement in connection with shareholders intending to nominate directors in certain circumstances (the “Advance Notice By-Law”).

In particular, the Advance Notice By-Law sets forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as director of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario), or (ii) a shareholder proposal made pursuant to the provisions of the OBCA. Among other things, the Advance Notice By-Law sets a deadline by which such shareholders must notify the Company in writing of an intention to nominate directors prior to any meeting of shareholders at which directors are to be elected and set forth the information that the shareholder must include in the notice for it to be valid.

The Board believes that the Advance Notice By-Law provides a clear and transparent process for all shareholders to follow if they intend to nominate directors. In that regard, the Advance Notice By-Law provides a reasonable time frame for shareholders to notify the Company of their intention to nominate directors and require shareholders to disclose information concerning the proposed nominees that is mandated by applicable securities laws. The Board will be able to evaluate the proposed nominees’ qualifications and suitability as directors and respond as appropriate in the best interests of the Company. The Advance Notice By-Law is also intended to facilitate an orderly and efficient meeting process.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-Law is effective immediately and will be placed before shareholders for ratification at the upcoming annual and special meeting of shareholders of the Company to be held at TMX Broadcast Centre, 130 King Street West, Toronto, Ontario on Friday, May 9, 2014, at 10:00 a.m. (Toronto time). For more information on the Company’s meeting, please refer to the Management Proxy Circular dated April 9, 2014. A copy of the Advance Notice By-Law has been filed under the Company’s profile at www.sedar.com.

The Advance Notice By-Law is in effect until it is confirmed, confirmed as amended or rejected by shareholders at the meeting and, if the Advance Notice By-Law is confirmed at the meeting, it will continue in effect in the form in which it was so confirmed.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

TSX: AUQ / NYSE: AUQ

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry
President & Chief Executive Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, including: uncertainty of production and cost estimates; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson shaft will not perform as planned; the risk that mining operations do not meet expectations; the risk that projects will not be developed accordingly to budgets or timelines, changes in laws in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits or approvals for operations or projects such as Kemess; disputes over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company’s share price; continuation of the dividend and dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from derivative instruments or the absence of hedging; adequacy of internal control over financial reporting; changes in credit rating; and the impact of inflation. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.